RWE
One Group.
Multi Utilities.

Invitation

to the Annual General Meeting
June 6, 2002


Water
Electricity
Gas
Waste management

RWE Aktiengesellschaft
Essen

Securities identification numbers: 703 712
703 714

International securities identification numbers: DE 0007037129
DE 0007037145

Invitation to the Annual General Meeting

Dear Shareholders,

We are inviting you to our Annual General Meeting, which will be held on Thursday, June 6, 2002, 10 a.m. at Grugahalle in 45131 Essen, Norbertstraße 2.

Agenda

1. Presentation of the Certified Financial Statements of RWE Aktiengesellschaft and the Consolidated Financial Statements as of December 31, 2001, the Management Reports of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of profit and the Report of the Supervisory Board for fiscal 2001 as well as presentation of the Consolidated Financial Statements as of June 30, 2001, the Management Report of the Group and the Report of the Supervisory Board for fiscal 2000/01.

2. Appropriation of profit

The Executive Board and the Supervisory Board recommend the following appropriation of profit of RWE Aktiengesellschaft for fiscal 2001:

Distribution of a dividend of € 1.00 per non-par share on the dividend-bearing capital stock of €1,439,756,800.00	=	€562,405,000.00
Profit carried forward	=	€ 2,521.11
Profit	=	€ 562,407,521.11

The amount to be distributed to the shareholders is reduced by the partial amount which would have to be distributed on the own shares held by the Company at the time of passing the resolution on the appropriation of profit and which are not entitled to dividends pursuant to Section 71 b of the German Stock Corporation Act. The profit carried forward is increased by this partial amount.

3. Ratification of the acts of the Executive Board members for fiscal 2001

The Executive Board and the Supervisory Board recommend to ratify the acts of the Executive Board members serving in fiscal 2001 for this period.

4. Ratification of the acts of the Supervisory Board members for fiscal 2001

The Executive Board and the Supervisory Board recommend to ratify the acts of the Supervisory Board members serving in fiscal 2001 for this period.

5. Election of the auditors for fiscal 2002

The Supervisory Board recommends to elect

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Essen branch,

as auditors for fiscal 2002.

6. Authorization to acquire own shares

The Executive Board and the Supervisory Board recommend to pass the following resolution:

a) The Company shall be authorized until December 5, 2003, to acquire shares of any class in the Company, equivalent to up to 10% of the Company's capital stock. If the shares are acquired on the stock exchange, the acquisition price per share paid by the Company (not including incidental costs of acquisition) must not be more than 10% higher or more than 10% lower than the arithmetic mean of the auction closing prices of shares of the respective class traded in the Xetra system (or a functionally comparable succeeding system) at the Frankfurt Stock Exchange during the last three days of trading prior to the acquisition. If the shares are acquired by way of a public offering, the acquisition price per share offered and paid (not including incidental costs of acquisition) by the Company must not be more than 20% higher or more more than 20% lower than the arithmetic mean of the auction closing prices of shares of the respective class traded in the Xetra system (or a functionally comparable succeeding system) at the Frankfurt Stock Exchange during the last three days of trading prior to the announcement of the offer. Furthermore, the acquisition price per preference share (not including incidental costs of acquisition) must not be more than 75% of the arithmetic mean of the closing auction prices of common shares traded in the Xetra system (or a functionally comparable succeeding system) at the Frankfurt Stock Exchange during the last three days of trading prior to the acquisition of the shares (if acquired through the stock exchange) or prior to the announcement of the offer (if acquired by way of a public offer).

b) The Executive Board shall be authorized to recall shares acquired pursuant to lit. a) without any requirement for adoption of a further resolution by the General Meeting regarding the execution of the recall.

c) The Executive Board shall also be authorized (1) to list common shares acquired pursuant to lit. a) at foreign stock exchanges where they are so far not listed for trading, or (2) to transfer them to third parties as part of company mergers or the acquisition of companies or shares of companies. The subscription right of shareholders shall be excluded in both cases. The price at which shares are listed at foreign stock exchanges or at which they are transferred as part of company mergers or the acquisition of companies or shares of companies must not be more than 5% lower than the arithmetic mean of the closing auction prices (not including incidental costs of acquisition) of shares of the respective class traded in the Xetra system (or a functionally comparable succeeding system) at the Frankfurt Stock Exchange during the last three days of trading prior to the listing at the foreign stock exchange or the day of the binding agreement with the contracting party.

d) All the above authorizations may be exercised in whole or in part, also in several installments.

Report of the Executive Board to the Annual General Meeting on item 6 of the agenda

It is recommended to the Annual General Meeting to authorize the Company to acquire own shares of any class. The authorization resolution stipulates that the Company may acquire preference shares only at a price at least 25% below the relevant price of the common shares. This restriction is due to the lower market valuation of the preference shares compared with the common shares.

Section 71, subsection 1, no. 8, sentence 4 of the German Stock Corporation Act allows the Executive Board to sell through the stock exchange the own shares acquired by virtue of the authorization. Furthermore, the Executive Board is to be authorized by the Annual General Meeting to recall own shares without any requirement for adoption of a further resolution by the General Meeting regarding the execution of the recall.

Own shares are also to be available for listing at foreign stock exchanges. This enables the Company, if need be, to broaden its shareholder base abroad. The Company competes internationally and must be attractive to international investors. International investors can be attracted more easily if they can invest at stock exchanges in their home countries.

The Company is also to be enabled to offer own shares as payment when it comes to company mergers or the acquisition of companies or shares of companies. Own shares have an important role to play as acquisition currency. They can be a favorable financing option for the Company. Sellers often ask for them as payment. By way of the authorization, the Company is to be enabled to carry out acquisitions, for which payment is made entirely or partly in shares, quickly and flexibly, in particular without the need for resolutions to be passed by the

General Meeting which is often impossible for reasons of time. The use of own shares for the purpose of acquisitions also involves the benefit for existing shareholders that their voting rights are not diluted compared with the situation prior to the acquisition of own shares by the Company. At present, no concrete acquisitions are planned for which own shares are to be used. The Executive Board will report at the respective following General meeting about the exercise of this authorization.

7. Amendment of Article 15, para. (2) of the Articles of Incorporation

The Executive and Supervisory Board recommend to pass the following resolution:

In response to the Act on Registered Shares and the Facilitation of the Exercise of Voting Rights (NaStraG), Article 5, para. (2) of the Articles of Incorporation shall be amended to read as follows:

"(2) The shares must be deposited no later than on the seventh day prior to the day of the General Meeting. Should this day be a Saturday, Sunday or an official public holiday at the Company's domicile, the shares may still be deposited on the next working day, with Saturdays and official public holidays at the Company's domicile not being deemed working days."

8. Approval of the control and profit transfer agreement between RWE Aktiengesellschaft and RWE Com Geschäftsführungs-GmbH

On November 29, 2001, a control and profit transfer agreement was concluded between RWE Aktiengesellschaft, Essen, and RWE Com Geschäftsführungs-GmbH, Essen, ("RWE Com"), which is wholly owned by RWE Aktiengesellschaft. The agreement has essentially the following content:

a) RWE Com subordinates the management of its company to RWE Aktiengesellschaft. As a result, RWE Aktiengesellschaft is entitled to give instructions to the management of RWE Com in respect of the management of the company. As a consequence, RWE Com is integrated in RWE Aktiengesellschaft in organizational, financial and economic terms.

b) RWE Com undertakes to transfer its entire profit to RWE Aktiengesellschaft. The amount to be transferred is the net profit for the year excluding the profit transfer and less any loss carried forward from the previous year and the amount to be allocated to the statutory reserve.

With the approval of RWE Aktiengesellschaft, RWE Com may allocate amounts from the net profit for the year to other revenue reserves to the extent permitted by commercial law and economically reasonable on the basis of sound commercial judgement. Any uncommitted reserves formed during the term of the agreement must be retransferred upon request by RWE Aktiengesellschaft and be used to offset any net loss for the year or transferred as profit. The transfer of amounts from the retransfer of uncommitted reserves formed before the beginning of the agreement is excluded.

c) RWE Aktiengesellschaft is obliged to offset any net loss for the year arising during the term of the agreement unless such loss is offset by using amounts from the uncommitted reserves which have been allocated to these reserves during the term of the agreement.

d) The agreement will be effective upon entry on the Commercial Register of the domicile of RWE Com and shall apply, with the exception of the right to issue instructions, retroactively to the period from January 1, 2001.

The Executive Board and the Supervisory Board recommend to approve the control and profit transfer agreement between RWE Aktiengesellschaft and RWE Com Geschäftsführungs-GmbH of November 29, 2001.

As from the invitation to the General Meeting, the forenamed control and profit transfer agreement, the annual financial statements and the management reports of RWE Aktiengesellschaft (formerly RWE Aktiengesellschaft für Beteiligungen and RWE Gesellschaft für Beteiligungen mbH) for the short fiscal year from July 1, 2000, to December 31, 2000, and the 2001 fiscal year and of RWE Com Geschäftsführungs-GmbH (formerly BGI Beteiligungsgesellschaft für Informationstechnologieunternehmen mbH) for the short fiscal year from September 12, 2000, to December 31, 2000, and the 2001 fiscal year as well as the joint report of the Executive Board of RWE Aktiengesellschaft and the management of RWE Com Geschäftsführungs-GmbH on the control and profit transfer agreement are available for inspection on the business premises of our Company. These documents will also be available at the General Meeting for inspection by the shareholders. Upon request, each shareholder will receive a copy of these documents, which are also available on the Internet (www.rwe.com), without delay and free of charge.

9. Approval of the merger agreement between Quarta-Vermögensverwaltungsgesellschaft mbH and RWE Aktiengesellschaft

The managing directors of Quarta-Vermögensverwaltungsgesellschaft mbH and the Executive Board of RWE Aktiengesellschaft have drafted a merger agreement. According to the agreement, Quarta-Vermögensverwaltungsgesellschaft mbH is transferring its entire assets with all rights and duties to RWE Aktiengesellschaft as acquiring company (absorbing merger) through dissolution without winding-up pursuant to Section 2, no. 1, of the German Transformation Act. The merger and the draft merger agreement are explained and substantiated in detail in the joint merger report of the managing directors of Quarta-Vermögensverwaltungsgesellschaft mbH and the Executive Board of RWE Aktiengesellschaft. An indemnification agreement between the shareholders of Quarta-Vermögensverwaltungsgesellschaft mbH and RWE Aktiengesellschaft ensures that RWE Aktiengesellschaft does not incur any disadvantages and costs as a result of the merger.

The draft merger agreement reads as follows:

Merger Agreement

between

Quarta-Vermögensverwaltungsgesellschaft mbH, Munich
– Transferor Company –

and

RWE Aktiengesellschaft, Essen
– Transferee Company –

Preamble

1. Whereas, Quarta-Vermögensverwaltungsgesellschaft mbH ("Quarta"), domiciled in Munich and entered in the Commercial Register of Munich Local Court under HR B 77070, holds 57,000,470 common shares and thus about 10% of the capital stock of RWE Aktiengesellschaft ("RWE"), domiciled in Essen and entered in the Commercial Register of Essen Local Court under HR B 14525.

2. Whereas, the nominal capital of Quarta totals DM 233,716,500. It is currently held by

   - ALLIANZ Lebensversicherungs-AG ("Allianz Leben"), Stuttgart, holding a voting interest in the nominal amount of DM 37,660,000 and a non-voting interest in the nominal amount of DM 18,639,000, constituting interests in the total nominal amount of DM 56,299,000 or 24.09% of the nominal capital of Quarta;

   - AZ-Quarta Beteiligungsgesellschaft mbH & Co. KG ("AZ"), Munich, holding three voting interests in the nominal amount of DM 32,400, DM 32,981,000 and DM 9,905,000 and two non-voting interests in the nominal amount of DM 18,967,000 and DM 15,445,000, constituting interests in the total nominal amount of DM 77,330,400 or 33.09% of the nominal capital of Quarta;

   - DKV Deutsche Krankenversicherung AG ("DKV"), Cologne/Berlin, holding a voting interest in the nominal amount of DM 5,750,000 and a non-voting interest in the nominal amount of DM 18,250,000, constituting interests in the total nominal amount of DM 24,000,000 or 10.27% of the nominal capital of Quarta;

- Hamburg-Mannheimer-Versicherungs-AG ("Hamburg-Mannheimer"), Hamburg, holding a voting interest in the nominal amount of DM 15,800,000 and a non-voting interest in the nominal amount of DM 30,700,000, constituting interests in the total nominal amount of DM 46,500,000 or 19.89% of the nominal capital of Quarta;

- Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München ("Münchener Rück"), Munich, holding two voting interests in the nominal amount of DM 21,600 and DM 14,345,500 and a non-voting interest in the nominal amount of DM 15,220,000, constituting interests in the total nominal amount of DM 29,587,100 or 12.66% of the nominal capital of Quarta.

3. Whereas, Quarta and the Quarta shareholders have expressed the desire to merge Quarta with RWE. The interest of AZ in Quarta is to pass to ALLIANZ Versicherungs-AG ("Allianz"), Munich, before the merger takes effect.

4. Whereas, RWE is willing to comply with the desire of Quarta and the Quarta shareholders to merge Quarta with RWE.

Now, therefore, the parties agree what follows:

§ 1
Transfer of Assets

(1) Quarta transfers its entire assets with all rights and obligations, by way of dissolution excluding liquidation pursuant to § 2 No. 1 UmwG (Transformation Law), to RWE in exchange for shares in RWE (merger by absorption).

(2) The merger is to be based on the closing balance sheet of Quarta as of June 14, 2002, to which the unqualified audit opinion of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, Munich office, is appended. Quarta shall prepare and have the closing balance sheet audited by no later than June 20, 2002.

(3) The assets of Quarta shall be transferred to RWE for internal purposes effective the close of June 14, 2002. From the start of June 15, 2002 (merger cutoff date) all acts and transactions of Quarta shall be deemed executed for the account of RWE.

(4) RWE shall maintain in its accounts the values of the passing assets and liabilities stated in the closing balance sheet of Quarta (maintenance of book values).

§ 2
Granting of Shares

(1) As consideration for the transfer of the assets of Quarta, RWE grants the shareholders of Quarta free of charge all the shares in RWE forming part of the assets of Quarta at the time the merger takes effect. The shares are to be granted to the shareholders of Quarta directly without any transitional acquisition by RWE and according to the ratio in which the shareholders have an interest in the nominal capital of Quarta at the time the merger takes effect.

(a) Of the 57,000,470 RWE common shares forming part of the assets of Quarta at the time the merger takes effect,

(aa) Allianz Leben, for its Quarta interests in the total nominal amount of DM 56,299,000, shall receive 13,730,607 shares (rounded from 13,730,607.21), constituting 24.09% of the RWE shares held by Quarta;

(bb) AZ, for its Quarta interests in the total nominal amount of DM 77,330,400, shall receive 18,859,897 shares (rounded from 18,859,897.12), constituting 33.09% of the RWE shares held by Quarta;

(cc) DKV, for its Quarta interests in the total nominal amount of DM 24,000,000, shall receive 5,853,294 shares (rounded from 5,853,293.54), constituting 10.27% of the RWE shares held by Quarta;

(dd) Hamburg-Mannheimer, for its Quarta interests in the total nominal amount of DM 46,500,000, shall receive 11,340,756 shares (rounded from 11,340,756.24), constituting 19.89% of the RWE shares held by Quarta;

(ee) Münchener Rück, for its Quarta interests in the total nominal amount of DM 29,587,100, shall receive 7,215,916 shares (rounded from 7,215,915.89), constituting 12.66% of the RWE shares held by Quarta.

If the Quarta interests held by AZ have passed to Allianz before the merger takes effect, Allianz shall receive the 18,859,897 RWE shares described in (bb) instead of AZ.

(b) The Quarta shareholders have among themselves and—by way of precaution—in relation to RWE dispensed with

(aa) equalization of the benefit accruing to DKV and Münchener Rück from the rounding differences arising upon the exchange of interests in Quarta, and

(bb) determination of different exchange ratios for the voting and non-voting interests in Quarta.

(2) The shares to be granted by RWE according to Subsection 1 shall carry a dividend entitlement for the fiscal years of RWE from January 1, 2002.

(3) The capital stock of RWE is not to be increased to execute the merger. The shareholders of Quarta shall receive as consideration according to § 2 Subsection 1 only the RWE shares held by Quarta at the time the merger takes effect in respect of which the issue price has been paid in full (§ 68 Subsection 1 Sentence 2 No. 2 UmwG).

(4) At the shareholders' meeting of Quarta convened to approve the Merger Agreement, all of Quarta's shareholders approved the Merger Agreement and dispensed with a cash bid. None of the shareholders objected, as a matter of record, to the merger resolution. The offer of a cash settlement according to § 29 UmwG is therefore not required.

(5) If insurance companies being shareholders of Quarta have assigned their Quarta shares to their premium reserve fund or capital reserve, the appointed trustee according to § 70 VAG (Insurance Supervisory Law) or his agent has approved the merger as a precaution.

§ 3
Special Rights and Privileges

(1) Excepting the provisions of Subsection 3, no rights in the meaning of § 5 Subsection 1 No. 7 UmwG shall be granted to individual shareholders or holders of special rights. Furthermore, no special measures in the meaning of said regulation are envisaged for such persons.

(2) No special privileges in the meaning of § 5 Subsection 1 No. 8 UmwG shall be granted to a managing director of Quarta, a member of the Executive or Supervisory Boards of RWE, an auditor of one of the merging companies, or to the auditor of the merger.

(3) Upon the exchange of their Quarta interests according to § 2 Subsection 1, DKV and Münchener Rück shall receive a rounded-up whole number of RWE shares because of rounding differences arising in relation to the other Quarta shareholders. As a consequence of an identical exchange ratio being determined for voting and non-voting interests, Quarta shareholders holding a disproportionately large number of non-voting interests shall receive a privilege.

§ 4
Trustee

(1) Quarta appoints Commerzbank Aktiengesellschaft, Frankfurt am Main, Munich office, as Trustee to receive the RWE common shares being granted according to § 2 Subsection 1.

(2) Quarta shall deliver the shares to the Trustee before the merger is recorded under the entry of Quarta in the Commercial Register. Quarta and RWE shall instruct the Trustee to deliver the shares to the

shareholders of Quarta according to § 2 Subsection 1 once the merger is recorded under the entry of RWE in the Commercial Register.

§ 5
Consequences of Merger for Employees and Their Representatives

(1) Quarta does not have any employees at present and will not have any employees at the time the merger takes effect. Similarly, Quarta does not have any pension obligations to retirees (current pensions and vested interests). Quarta has neither an advisory nor a supervisory board. The tenures of the managing directors of Quarta and the contracts underlying such tenures shall end upon the merger taking effect.

(2) RWE has an advisory board. The supervisory board of RWE is constituted according to the provisions of the Codetermination Act of May 4, 1976 ("MitbestG"), consisting of ten shareholders' and ten employees' representatives. The merger shall not have any effect on the existence and composition of the advisory and supervisory boards. The merger shall not have any effect on the employees of RWE or their representatives, and no action is envisaged in this respect.

§ 6
Costs

(1) The costs arising from the preparation, conclusion and execution of the present Agreement—including the authentication costs, the costs of the Trustee and merger auditor, as well as the court and announcement costs—shall be borne by Quarta. Quarta shall form provisions in the amount of the anticipated costs in the closing balance sheet as of June 14,

2002, to be matched by equivalent bank balances on the assets side. Higher costs incurred shall be borne by the shareholders of Quarta according to the notarized exemption agreement of March 13, 2002 (deed No. 143/2002 of the notary Dr. Peter Ising, Essen), attached to the Merger Agreement as Annex 1; any surplus shall be credited to RWE.

(2) Subsection 1 Sentence 1 also applies mutatis mutandis in case the merger does not take effect. Excluded from the provisions of Subsection 1 governing costs are the costs of the RWE's shareholders' meeting voting on the merger, which shall be borne by RWE.

§ 7
Rescission Clause

(1) Each party can rescind the present Merger Agreement with immediate effect and withdraw its applications to have the merger entered in the Commercial Register if the composition and/or sum of the assets and liabilities contained in the closing balance sheet of Quarta as of June 14, 2002 deviate materially from the composition and/or sum of the assets and liabilities contained in the projected closing balance sheet of Quarta as of June 14, 2002 attached to the present Agreement as Annex 2. A material deviation shall not exist, among other circumstances, if the balance sheet of Quarta is extended by Quarta's participation in a capital increase of RWE or the granting of interest-free shareholder loans to Quarta. Notice of rescission according to the present § 7 Subsection 1 is to be served within two weeks of the certified balance sheet of Quarta according to § 1 Subsection 2 being presented to the managing directors of Quarta and the Executive Board of RWE.

(2) Each party can rescind the present Merger Agreement with immediate effect and withdraw its appli-

cations to have the merger entered in the Commercial Register if the merger has not been recorded under the entry of RWE in the Commercial Register by December 31, 2002.

§ 8
Change of Cutoff Dates

(1) If the merger is not recorded under the entry of RWE in the Commercial Register by the date of the ordinary shareholders' meeting of RWE that votes on the distribution of the annual profit for fiscal 2002,

- the closing date of the balance sheet shall be June 14, 2003 in derogation of § 1 Subsection 2,

- the cutoff date for the transfer of assets shall be the close of June 14, 2003 and the cutoff date for the change in accounting shall be the start of June 15, 2003 in derogation of § 1 Subsection 3, and

- the shareholders' dividend entitlement shall commence on January 1, 2003 in derogation of § 2 Subsection 2.

(2) If the entry is further delayed beyond the date of the following ordinary shareholders' meeting of RWE, the new cutoff dates stated in Subsection 1 and the commencement of the dividend entitlement shall be postponed by one year in each case according to the preceding provision.

(3) Even if the cutoff dates change according to Subsection 1, any deviation of the closing balance sheet in the meaning of § 7 Subsection 1 shall be governed by the projected closing balance sheet of Quarta as of June 14, 2002 attached to the present Agreement as Annex 2.

§ 9
Conduct of Business Upon Conclusion of the Merger Agreement

From the merger cutoff date Quarta can dispose of its assets or acquire new assets only with the consent of RWE.

§ 10
Taking Effect

The shareholders' meetings of RWE and Quarta have approved the present Merger Agreement with the required majorities. The merger shall take effect upon its recording under the entry of RWE in the Commercial Register, having first been recorded under the entry of Quarta in the Commercial Register.

Annex 1 to the Merger Agreement

Exemption Agreement

between

1. ALLIANZ Lebensversicherungs-AG, Stuttgart,
   - "Allianz Leben" -

2. AZ-Quarta Beteiligungsgesellschaft mbH & Co. KG, Munich,
   - "AZ" -

3. DKV Deutsche Krankenversicherung AG, Cologne/Berlin,
   - "DKV" -

4. Hamburg-Mannheimer-Versicherungs-AG, Hamburg,
   - "Hamburg-Mannheimer" -

5. Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich,
   - "Münchener Rück" -

- parties 1 to 5 hereinafter collectively the "Quarta Shareholders" -

6. ALLIANZ Versicherungs-AG, Munich,
   - "Allianz" -

acting as one party

and

7. RWE Aktiengesellschaft, Essen,
   - "RWE" -

acting as the other party

Preamble

1. Whereas, Quarta-Vermögensverwaltungsgesellschaft mbH ("Quarta"), domiciled in Munich and entered in the Commercial Register of Munich Local Court under HR B 77070, holds 57,000,470 common shares and thus about 10% of the capital stock of RWE.

2. Whereas, the nominal capital of Quarta totals DM 233,716,500. It is currently held by

   - Allianz Leben, holding a voting interest in the nominal amount of DM 37,660,000 and a non-voting interest in the nominal amount of DM 18,639,000, constituting interests in the total nominal amount of DM 56,299,000 or 24.09% of the nominal capital of Quarta;

   - AZ, holding three voting interests in the nominal amount of DM 32,400, DM 32,981,000 and DM 9,905,000 and two non-voting interests in the nominal amount of DM 18,967,000 and DM 15,445,000, constituting interests in the total nominal amount of DM 77,330,400 or 33.09% of the nominal capital of Quarta;

   - DKV, holding a voting interest in the nominal amount of DM 5,750,000 and a non-voting interest in the nominal amount of DM 18,250,000, constituting interests in the total nominal amount of DM 24,000,000 or 10.27% of the nominal capital of Quarta;

   - Hamburg-Mannheimer, holding a voting interest in the nominal amount of DM 15,800,000 and a non-voting interest in the nominal amount of DM 30,700,000, constituting interests in the total nominal amount of DM 46,500,000 or 19.89% of the nominal capital of Quarta;

- Münchener Rück, holding two voting interests in the nominal amount of DM 21,600 and DM 14,345,500 and a non-voting interest in the nominal amount of DM 15,220,000, constituting interests in the total nominal amount of DM 29,587,100 or 12.66% of the nominal capital of Quarta.

3. Whereas, the parties intend to merge Quarta with RWE. The interest of AZ in Quarta is to pass to Allianz before the merger takes effect.

4. Now, therefore, to exclude any risks, costs and prejudice for RWE and its shareholders, the parties agree the following Exemption Agreement.

§ 1
Exemption Obligation

(1) The Quarta Shareholders undertake irrevocably to exempt RWE without restriction in time or subject matter from all costs and any economic prejudice—including such resulting for RWE and its shareholders from a change in the fiscal investment account or net closing balances of distributable equity—arising from or in connection with the merger of Quarta with RWE.

(2) The Quarta Shareholders further undertake irrevocably, also in case the merger does not take effect, to exempt RWE without restriction in time or subject matter from all costs and any economic prejudice arising from or in connection with the preparation of this merger.

§ 2
Liability

(1) The Quarta Shareholders are jointly and severally liable for all obligations arising from the present Exemption Agreement.

(2) To assert claims arising from the present Exemption Agreement it is necessary and sufficient for RWE to notify one of the Quarta Shareholders of the relevant claim and its amount in writing, also stating the facts of the matter. The exemption performance by the Quarta Shareholders falls due 14 days after receipt of the forenamed letter of claim by one of the Quarta Shareholders.

(3) Allianz irrevocably and without restriction accedes to the obligations of AZ arising from the present Agreement.

§ 3
Tax Audit

(1) If Quarta is required to make tax backpayments arising from a tax audit or other amendment of tax assessments for the period prior to the merger of Quarta with RWE taking effect, the Quarta Shareholders shall bear such tax backpayments and duties or taxes accessory to taxes, and shall exempt RWE from any further economic prejudice according to the exemption obligation contained in § 1 of the present Agreement.

(2) If tax refunds arise from the tax audit stated in Subsection 1, they shall be due—if applicable after offsetting an exemption claim pursuant to the present Agreement—to the Quarta Shareholders according to the ratio of their current interests in Quarta.

§ 4
Miscellaneous

(1) Amendments to the present Agreement, including to the present § 4 Subsection 1, must be notarized.

(2) The exclusive venue for all disputes arising from or in connection with the present Exemption Agreement shall be Essen.

(3) If a provision of the present Agreement is ineffective or impracticable, this shall not affect the validity of the Agreement in other respects. The parties are obliged conjointly to replace the ineffective or impracticable provision with an effective or practicable one that complies as closely as possible with the economic effect of the ineffective or impracticable provision. The same applies mutatis mutandis to any omissions from the Agreement.

(4) The costs of the present Agreement (including its authentication) shall be borne by the Quarta Shareholders.

Annex 2 to the Merger Agreement

Projected balance sheet of Quarta as of June 14,2002

ASSETS	€ '000
Fixed assets	
Financial assets	709,281.1
Current assets	
Trade tax receivables	78.0
Liquid funds	10,192.3
Balance sheet total	**719,551.4**

SHAREHOLDERS' EQUITY AND LIABILITIES	€ '000
Equity	
Subscribed capital	119,497.3
Capital reserve	589,783.7
Distributable profit	0.0
Provisions	
Corporate income tax 2002	102.2
Solidarity surcharge 2002	5.6
Other provisions	75.0
Liabilities	
Capital yield tax	9,561.7
Solidarity surcharge	525.9
Balance sheet total	**719,551.4**

The Executive Board and the Supervisory Board recommend to approve the merger agreement.

Prior to the invitation to the Annual General Meeting, the draft merger agreement was submitted for entry on the Commercial Register of RWE Aktiengesellschaft. The Company has prepared a brochure containing the following documents:

- Draft merger agreement,
- Joint merger report of the Executive Board of RWE Aktiengesellschaft, Essen, and the managing directors of Quarta-Vermögensverwaltungsgesellschaft mbH, Munich,
- Audit report of the merger auditor, BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg, appointed by the Executive Board of RWE Aktiengesellschaft,
- Annual financial statements of Quarta-Vermögensverwaltungsgesellschaft mbH for the last three fiscal years.

As from the invitation to the General Meeting, these documents as well as the annual financial statements and the management reports of RWE Aktiengesellschaft (formerly RWE Aktiengesellschaft für Beteiligungen and RWE Gesellschaft für Beteiligungen mbH) for the short fiscal year from December 20, 1999, to June 30, 2000, the short fiscal year from July 1, 2000, to December 31, 2000, and fiscal 2001 are available for inspection by the shareholders on the business premises of our Company. These documents will also be available for inspection at the General Meeting. Upon request, each shareholder will receive a copy of these documents, which are also available on the Internet (www.rwe.com), without delay and free of charge.

Pursuant to Section 125 ff. of the German Stock Corporation Act, the Executive Board is not obliged to announce motions or nominations of shareholders unless they submit evidence of their status as shareholders in good time.

Attendance at the Annual General Meeting

Entitled to attend the Annual General Meeting are the holders of common shares and non-voting preference shares who deposit their shares on May 31, 2002, at the latest with the Company, a German notary public, a securities clearing and depositing bank or with any of the banks listed below until the end of the Annual General Meeting:

Deutsche Bank AG
Dresdner Bank AG
Westdeutsche Landesbank Girozentrale
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
National-Bank AG
Norddeutsche Landesbank Girozentrale.

In Switzerland, the shares may be deposited with the following banks:

Credit Suisse First Boston
UBS AG.

Shares shall also be deemed properly deposited if shares are blocked at another bank until the end of the Annual General Meeting with the approval of a depositing agent for them.

If shares are deposited with a German notary public or with a securities clearing and depositing bank, the certificate of the deposit must be filed with the Company at the latest on the day following expiry of the depositing deadline.

As a special service, we offer our shareholders to be represented in the voting procedures by a proxy appointed by the Company. To this end, the proxy has to be duly authorized and given instructions for exercising the voting right. The proxy is obliged to vote as instructed.

Prior to the Annual General Meeting, such authorization and voting instructions can be given to the proxy appointed by the Company only on the Internet and only by way of the forms provided for this purpose, which are available on the Internet at www.rwe.com. Authorization and instructions have to be given by June 2, 2002, 24.00 hours, at the latest; the instructions may be changed until June 5, 2002, 18.00 hours. More details on this procedure, especially the technical requirements and procedural steps, are described on the Internet at the above website.

Even in the event of an authorization of the proxy appointed by the Company, the shares have to be properly deposited within the period stipulated in accordance with the above provisions. All previously permitted ways of attendance and representation, especially personal attendance or the attendance by a representative, especially a bank or an association of shareholders, remain of course unaffected by this offer for exercising voting rights and are not restricted in any way.

Essen, April 16, 2002

Yours sincerely,

RWE Aktiengesellschaft
The Executive Board

The invitation to the Annual General Meeting is published in the Federal Gazette no. 71 of April 16, 2002. This invitation and the documents available for inspection may also be viewed on the Internet at www.rwe.com.

RWE

One Group.
Multi Utilities.

RWE AG
Opernplatz 1
D-45128 Essen

T +49(0)201/12-00
F +49(0)201/12-1 51 99
I www.rwe.com



RWE
One Group.
Multi Utilities.

Counter-motions

at the Annual General Meeting
on Thursday, June 6, 2002


Water
Electricity
Gas
Waste management

RWE Aktiengesellschaft, Essen

RWE Aktiengesellschaft
Essen

Counter-motions for the Annual General Meeting

RWE
One Group.
Multi Utilities.

Counter-motions

at the Annual General Meeting
on Thursday, June 6, 2002


Water
Electricity
Gas
Waste management

Counter-motions

For our Annual General Meeting on June 6, 2002, at Essen, shareholders have announced counter-motions which we set forth hereinafter pursuant to Section 125 of the German Stock Corporation Act:

1. Counter-motion of Mr. Konrad Prosse, 50126 Bergheim, of April 17, 2002

Re item 2 of the agenda: I move to cut the gross dividend by 1 % and ask the shareholders to approve this motion!

Purpose:
Payment into a fund for forced laborers compensating German forced laborers exclusively. Since Germans are excluded from the fund for forced laborers of the federal government and the German industry, I call upon the federal government to pay an equal amount of compensation to a fund for German forced laborers as paid to the fund for foreign forced laborers. It must also be the task of the federal government to urge those states, in which German forced laborers were exploited over years - often until they died - under the most inhumane conditions, to contribute to the payments to the above-mentioned fund in accordance with the principle of equal treatment. So that German forced laborers are not done wrong again by one-sided compensation!

2. Counter-motion of Dr. Ludwig Lindner, 45770 Marl, of April 18, 2002

Re item 2 of the agenda: "Reduction of the dividend to the benefit of information campaigns in the media conveying that nuclear energy is safe and also necessary in future because wind and solar energy are not a suitable replacement."

Reasons:
Germany's 19 nuclear power plants produce 33 % of the electricity required. In the EU, new and replacement power plants with the capacity of 300 nuclear power plants must be commissioned. Many citizens believe the propaganda that this can be achieved by means of wind and solar energy. However, it is impossible to do without nuclear energy and coal, which account for 80 % of electricity production in Germany, especially since natural gas from the North Sea is limited. Germany needs operating lifetimes of 60 years, just like in the USA (www.buerger-fuer-technik.de).

3. Counter-motion of Mr. Alfred Andresen, 25853 Ahrenshöft, of April 19, 2002

Re item 3 of the agenda: As a shareholder, I request not to ratify the acts of the Executive Board at the Annual General Meeting of the RWE Group on June 6, 2002. RWE-Norddeutschland is planning a waste incineration plant on the edge of the Wadden Sea National Park. As a result of the clumsy behavior of the management of Norddeutschland, the image of the Group has been damaged considerably.
For the following reasons:
- No waste heat concept
- Lack of acceptance among the population
- Lack of acceptance among state politicians
- Dr. Peter-Uwe Conrad

In Mecklenburg-West Pomerania, Dr. Conrad made him-

self conspicuous in connection with the Schönberg landfill. These reasons would create economic disadvantages for the Group and the shareholders. Alfred Andresen requests that no waste incineration plant be built in North Friesland.

4. Counter-motions of Mr. Norbert Zingraf, 50170 Kerpen, of April 19/22, 2002

Re item 3 - Vote against the ratification of the acts of the Executive Board -

Reasons:
The rigorous reduction of staff and training capacity at RWE Rheinbraun as the core of the cost-cutting program either attacks the substance, thereby entailing many risks, or proves that for decades there has been an extraordinary number of excess staff which implies costs for all of us and would have outclassed any state-owned company in the former GDR. This can no longer be explained by synergies and system modernizations. - There is also need for explanations concerning RWE Rheinbraun's operating results, i.e. between press releases on red figures in November and the annual reports available today.

Re item 4 - Vote against the ratification of the acts of the Supervisory Board -

Reasons:
Considering the insights of risk management, the strategy of unconditionally supporting electricity generation from lignite, which presently is still not competitive, is irresponsible. - The deterioration of the political environment resulting from follow-up acts on CHP, regulation of electricity and gas networks, emissions trading, EU-wide CO_2 taxes has been recognized. Nevertheless, investments are obviously not focusing on research and development in future technologies. The main competitors, such as France's EdF and GdF, are further ahead.

Re item 5 of the agenda - Election of the auditor for 2002 -

Motion: KPMG, the auditor proposed, shall not be accepted!

Reasons:
At the 102nd Annual General Meeting on November 23, 2000, I had already referred to the public criticism against KPMG in connection with Holzmann AG and requested an "introduction before the vote". - This was not done. - Now, we can read in the economic press that KPMG is again involved in a serious balance sheet scandal following the FlowTex case, namely in connection with the COMROAD balance sheet fraud. For 2002, the RWE Group should at least have a second auditor be approved, and should give up KPMG completely as from the following fiscal year.

5. Counter-motions of Mr. Eduard Bernhard, 63801 Kleinostheim, of April 22, 2002

Re item 2 of the agenda / Distribution of profit

Instead of distributing a dividend of € 1.00 per non-par share, it should be cut by 0.25 cents, resulting in a dividend payment of 0.75 cents. The amount not distributed should be used for a massive entry into the manufacturing/production of alternative energies and energy-saving technologies, such as wind, solar (photovoltaics), biomass, methane gases, and cogeneration with an energy utilization rate of up to 80 %. This is funded in particular by the Renewable Energy Act (Act concerning the Primacy of Renewable Energies) and could also create a significant number of new jobs. According to the Federal Ministry for the Environment, the construction of wind power stations with approx. 9,000 MW over the past few years has created some 70,000 new jobs.

Re item 3 of the agenda / Ratification of the acts of the Executive Board

No ratification granted because of:

- Continued operation of nuclear power plants in spite of the nuclear disaster in Chernobyl (April 26, 2002, was the 16th anniversary) with over 100,000 casualties and approx. 250,000 radiation victims, near disaster in Harrisburg (USA), no ultimate repository for nuclear waste and greater risk of disasters after plane attack in the USA on September 11, 2001.

Insufficient information on:

- Decades of asbestos contamination of power plant staff in over 20 power plants, partly lethal. Allegedly, a relevant investigation/prevention program was to be conducted (according to „Der SPIEGEL" of July 30, 2001) with a focus on long-term effects
- The case of donations/bribery/corruption „Waste incineration plants in North Rhine-Westphalia" and Trienekens, a 50 % subsidiary. What are the results of the investigations by RWE auditors?
- The time/dismantling/costs of the Mülheim-Kärlich nuclear power plant and NUKEM fuel element factory, Hanau
- Potential outside purchases of nuclear power
- The lack of efforts on the part of RWE to ban flights over the Biblis nuclear power plant related to the planned expansion of the Frankfurt airport.

Re item 4 of the agenda / Ratification of the acts of the Supervisory Board

Non-ratification is requested because of:

- Insufficient control of the activities of the Executive Board, e.g.
- Signing the nuclear energy consensus agreement with lifetimes of up to approx. 2017, instead of opting for immediate withdrawal from nuclear energy and thereby continuing the danger of a potential nuclear disaster

happening any time, especially in the "accident-addicted" Biblis A and B nuclear power plant
- Insufficient information:
- Concerning the state of demands made by forced laborers and compensation payments already made.
- Volume and type of nuclear waste, produced by the former NUKEM subsidiary (main shareholders: RWE, Degussa) Trans-Nuklear, Hanau, which had been illegally mixed with Belgian nuclear waste after "processing" at CEN/SCK in Mol (Belgium); and the current storage location and ultimate repository planned.
- Concerning criticism against globalization, e.g. by Attac
- Concerning a potential liability insurance for Executive Board members

6. Counter-motions of Dachverband der Kritischen Aktionärinnen und Aktionäre e.V., 50737 Cologne, of April 23, 2002

Re item 3 of the agenda (ratification of the acts of the Executive Board):

"The acts of the Executive Board members in the 2001 fiscal year shall not be ratified for this period."

Re item 4 of the agenda (ratification of the acts of the Supervisory Board members):

"The acts of the Supervisory Board members in the 2001 fiscal year shall not be ratified for this period."

Joint reasons for both motions:

"With the planned introduction of the fuel cell technology, the Executive Board and the Supervisory Board are only aiming at a very small target of the new energy policy because it is also based on fossil fuels. The RWE management has still not decided to switch to renewable energies for good.

By insisting on continuing the operation of nuclear power plants, it is putting the lives and health of millions of people at risk, contributing to radioactive contamination resulting from uranium ore mining, and is building up tremendous amounts of nuclear waste for which an ultimate repository concept still remains to be created.

Already in the past, many shareholders have objected to such business practices and have transferred their voting rights to Dachverband der Kritischen Aktionärinnen und Aktionäre, telephone +49 (0) 221-5995647, www.kritischeaktionaere.de."

Comments of the Executive Board in response to the counter-motions:

To a great extent, the objections made by the authors of the motions have been thoroughly dealt with at previous Annual General Meetings. We still do not agree with them.

Our commitment to the Foundation Initiative of the German industry is a humanitarian act to compensate forced laborers and other victims of the Nazi regime which, at the same time, ensures legal security. The arrangement proposed by Mr. Prosse pursues other aims for which we believe there is no regulatory framework.

The peaceful use of nuclear energy still provides economic and ecological benefits. We are propagating this opinion and are stressing the need for an energy mix which is in line with a sensible energy policy. Against this backdrop, we feel that a further-reaching financial commitment to public relations work on this issue, as requested by Dr. Lindner, is not necessary.

In a tendering procedure, RWE Umwelt Norddeutschland won the contract for treatment of residential waste in the district of North Friesland as from June 1, 2005. This includes the construction and operation of a thermal residual waste treatment plant. The official licensing procedure defines the project and the additional conditions for building and operating the plant. Waste incineration plants are an essential component of our waste management concept.

Lignite holds a leading competitive position in baseload electricity generation. It contributes to reducing market and price risks. Provided that operation is guaranteed, the economic efficiency of lignite is ensured thanks to the cost-cutting measures. In order to maintain it in future, we demand reliable outline conditions at national and European levels.

For many years, RWE has been investing in forward-looking technologies; the fuel cell is only one example. Harpen AG, which is part of the Group, is becoming one of the leading companies operating in the field of renewable energies. It is generally recognized that safety standards for the operation of nuclear facilities and the shipment and storage of radioactive residue are high in Germany. Sufficient provisions have been made for the dismantling of Nukem facilities.

RWE companies have complied with all regulations for the protection of their staff from asbestos-related diseases and have taken the necessary precautionary measures. These efforts are being continued in close cooperation and agreement with the professional associations responsible in order to be able to adequately deal with the consequences of this problem, concerning a large share of Germany's industry, in the years to come.

The special investigation at Trienekens AG, conducted by two independent auditing companies, is still underway.

Considering the fact that the Supervisory Board proposed to elect PwC Deutsche Revision AG as auditor, the counter-motion concerning the election of the auditor is incomprehensible.

We consider all counter-motions to be unfounded and will make additional comments at the Annual General Meeting, if necessary.

Essen, April 24, 2002

RWE Aktiengesellschaft
The Executive Board

RWE
One Group.
Multi Utilities.

RWE AG
Opernplatz 1
D-45128 Essen

T +49(0)201/12-00
F +49(0)201/12-1 51 99
I www.rwe.com

